

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

November 30, 2017

Via E-mail
Mr. Scott K. Vopni
Chief Financial Officer
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, Texas 75204

> **Re: Dean Foods Company**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-12755**

Dear Mr. Vopni:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources